SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated September 1, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT SYSTEMS LTD.

                                       (Registrant)


                                       By: /s/ Ilan Pacholder
                                           -------------------------------------
                                       Name:  Ilan Pacholder
                                       Title: Corporate Secretary

Dated:  September 1, 2005


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                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated September 1, 2005.

                                    EXHIBIT 1


[LOGO OF ELBIT SYSTEMS LTD.]


             ELBIT SYSTEMS AND IAI WILL JOINTLY SUPPLY UAV SYSTEMS
                   VALUED AT $150 MILLION TO THE TURKISH MOD

         EACH COMPANY'S SHARE WILL AMOUNT TO APPROXIMATELY $75 MILLION

HAIFA, ISRAEL, SEPTEMBER 1ST, 2005 ELBIT SYSTEMS LTD. (NASDAQ: ESLT), ("Elbit Systems") announced, further to its announcement dated April 18, 2005, the entering into effect of the contract to supply the Turkish Army with Unmanned Air Vehicle ("UAV") systems, signed in May 2005 by IUP, an equally-owned partnership between Elbit Systems and Israel Aircraft Industries ("IAI"). IUP will act as the major subcontractor to the TUSAS Aerospace Industry (TAI) for this program and will deliver the UAV systems to the Turkish MOD over a three-year period.

IUP's contract is valued at $150 million and will be divided equally between Elbit Systems and IAI. The UAV systems will be operated by the Turkish Armed Forces.

ABOUT ELBIT SYSTEMS
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com

CONTACTS:

COMPANY CONTACT                               IR CONTACTS
Ilan Pacholder, Corporate Secretary and       Ehud  Helft/Kenny Green
 VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                            GK INTERNATIONAL
Tel: 972-4 831-6632                           Tel: 1-866-704-6710
Fax: 972-4 831- 6659                          Fax: 972-3-607-4711
pacholder@elbit.co.il                         ehud@gk-biz.com
                                              kenny@gk-biz.com

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STATEMENTS   IN  THIS  PRESS  RELEASE   WHICH  ARE  NOT   HISTORICAL   DATA  ARE
FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT
FROM  THE  RESULTS,   PERFORMANCE  OR  OTHER   EXPECTATIONS   IMPLIED  BY  THESE
FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.